February 29, 2016

Mr. Eric McPhee

Staff Accountant

Division of Corporate Finance

United States Security and Exchange Commission

Washington, D.C. 20549

Re: Isle of Capri Casinos, Inc.

Form 10-K

Filed June 17, 2015

File No. 000-20538

Dear Mr. McPhee

On behalf of the Isle of Capri Casinos, Inc. (the “Company”), this letter is in response to your letter dated February 18, 2016, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended April 26, 2015.  The Company’s response to the items set forth in your letter are set forth below, following a reprint of the items for ease of reference.

Form 10-K

Financial Statements and Supplemental Data, page 45

Note 2. Summary of Significant Accounting Policies, page 53

Self-Insurance, page 55

1.              Please provide us and revise future filings to include a roll-forward of the accrual for these liabilities and clarify where the expense is recorded in the income statement.

Company Response:

In future filings on Form 10-K we will expand our footnote disclosure regarding self-insurance reserves, including a roll-forward of self-insurance reserves and expense classification on the income statement. An example of our proposed additional disclosures in Summary of Significant Accounting Policies is as follows:

We are self-funded up to a maximum amount per claim for employee-related health care benefits, workers’ compensation and general liabilities. Claims in excess of this maximum are fully insured through stop-loss insurance policies. We accrue for workers’ compensation and general liabilities on a discounted basis based on claims filed and estimates of claims incurred but not reported. The estimates have been discounted at 0.9% and 1.1% at April 26, 2015 and April 27, 2014, respectively, or a discount of $618 and $796, respectively. We utilize independent consults to assist management in its determination of estimated insurance liabilities. While the total cost of claims incurred depends on future developments, in managements’ opinion, recorded reserves are adequate to cover future claims payments. Workers’ compensation and general liability claims expense is included in corporate and development expense in our consolidated statements of operations. Employee related health care benefits expenses are included in the consolidated statement of operations lines that include the respective employee compensation costs. Reserves for workers’ compensation and employee-related health care are included in accrued liabilities — payroll and related in the consolidated balance sheets.  Reserves for general liability claims are included in accrued liabilities — other in the consolidated balance sheets. Total self-insurance reserves are as follows:

Fiscal Year Ended
April 26, 2015
(in thousands)
Beginning balance	$27,785

Additions
Charged to expenses	27,841
Employee contributions	8,403

Payments	(38,101)
Change in discount	178

Ending balance	$26,106

In future filings on Form 10-K, we will include a roll-forward for two fiscal years.

Revenue Recognition, page 55

2.              Tell us how you determined that revenue recognition was not a critical accounting policy given the use of estimates in determining casino revenue.

Company Response:

In Footnote 2.  Summary of Significant Accounting Policies on page 55 of our Form 10-K we disclose our accounting policy for revenue recognition of casino revenues as follows:

In accordance with gaming industry practice, we recognize casino revenues as the net win from gaming activities.  Casino revenues are net of accruals for anticipated payouts of progressive slot and table game jackpots.

Our primary sources of net win from casino revenues are from slot machines and table games.  Slot machines revenue is recorded based on net  gaming  win as reconciled to actual cash receipts and outstanding “ticket-in, ticket-out liability” which have not been redeemed by the customer.  Table games revenue is recognized based upon actual counts of table game cash receipts and net of outstanding casino chips in customer’s possession.  Changes in progressive slot and table game jackpot liabilities impacting casino revenues are based upon actual meter readings associated with specific slot machines or table games.

As the determination of our casino revenues is based primarily upon actual cash receipts and does not involve the use of significant estimates, we have not considered revenue recognition of casino revenues to be a critical accounting policy.

Promotional Allowances, page 55

3.              Please tell us and revise future filings to clarify how you determine the amounts of promotional allowances recorded in each period, clarifying if the amounts are based on estimates or actual experience.  If they are based on estimates, please describe the methodology used to develop them, provide a roll-forward of the associated accrual made between periods and consider the need to include this estimate and the related assumptions in your critical accounting policy disclosures.

Company Response:

In future filings on Form 10-K we will modify our disclosure pertaining to promotional allowances in our Summary of Significant Accounting Policies to include a disclosure that our promotional allowances are based upon actual experience.  An example of such disclosure is as follows:

Promotional Allowances — The retail value of rooms, food and beverage and other services furnished to guests without charge or at a discount is included in gross revenues, based upon actual costs of such goods or services provided, and then deducted as promotional allowances to arrive at net revenues included in the accompanying consolidated statements of operations at the time such good or services are provided to our guests.  The cost of providing such complimentary services from continuing operations are included in casino expense in the accompanying statement of operations.

	Fiscal Year Ended
(in thousands)	April 26, 2015	April 27, 2014	April 28, 2013
Rooms	$9,397	$8,956	$8,979
Food and beverage	68,825	65,287	60,557
Other	527	519	602
Total cost of complimentary services	$78,749	$74,762	$70,138

As the gross revenue recognition of such revenues and corresponding promotional allowance deductions utilized in the determination of net revenues has been based upon actual experience, we have not disclosed promotional allowances as a critical accounting policy nor included a roll-forward in our Form 10-K as filed.

Players Club Awards, page 56

4.              Please tell us and revise future filings to describe the methodology used to develop the accrual for these awards, the expense recorded in each period and to identify where in the income statement the expense is recorded.  Provide a roll-forward of the accrual that identifies the significant components within it and, as applicable, discuss the changes in the components between periods.  Finally, please consider the need to include this estimate and the related assumptions in your critical accounting policy disclosures.

5.              Please tell us and revise future filings to disclose if the Fan Club, as referenced on page 9, is included in this accrual.  Provide expanded discussions of the loyalty program and Players Club Awards here or elsewhere, as applicable.

Company Response:

The Fan Club and Players Club as referenced in our filing on Form 10-K are the same loyalty program. In future filings on Form 10-K we will modify and expand our disclosures pertaining to our Fan Club.  In our Summary of Significant Accounting Policies we expect to include a disclosure related to our Fan Club as follows:

Fan Club - Our guests are eligible to participate in our Fan Club, our customer loyalty program, which offers certain sales incentives accounted for under ASC 605-50 “Revenue Recognition-Customer Payments and Incentives.”  We accrue a liability for the estimated cost of providing Fan Club benefits as our guest earns Fan Club points. Such sales incentives are recorded as a reduction of revenues in our promotional allowances in our statements of operations. The points earned under Fan Club may be redeemed for free slot play, cash, or other goods or services depending upon the property.

At April 26, 2015 and April 27, 2014, our accrual was $4,787 and $5,197, respectively for estimated cost of providing benefits under our Fan Club and included in progressive jackpots and slot club awards in our consolidated balance sheets.

Completion of the roll-forward detail entails accumulating data from our individual properties, which we cannot complete within your response time.  Therefore, we are providing a format for our roll-forward to be included in future filings on Form 10-K.

Fiscal Year Ended
(in thousands)	April 26, 2015	April 27, 2014
Beginning Balance	$5,197	$6,148

Earned	xx,xxx	xx,xxx
Redeemed	xx,xxx	xx,xxx
Expirations	xx,xxx	xx,xxx
Breakage	xx,xxx	xx,xxx

Ending Balance	$4,787	$5,197

In our critical accounting estimates, we will include a disclosure regarding Fan Club as follows:

At April 26, 2015 and April 27, 2014, our accrual was $4.8 million and $5.2 million, respectively, for the estimated cost of providing benefits under our Fan Club.  This liability is included in progressive jackpots and slot club awards in our consolidated balance sheets.  We accrue a liability for the estimated cost of providing Fan Club benefits as our customer earns Fan Club points.  Estimates and assumptions are made regarding the cost of redeeming Fan Club points for benefits, breakage rates and the mix of goods or services our customers may choose.  A guest’s point balance under Fan Club will be forfeited if the customer does not earn any points during a period defined by each of our properties, typically up to thirteen months.  We use historical redemption data to assist in the determination of our estimated accrual for this liability.  Changes in our estimates or changes in customer visitation and redemption patterns could impact the overall accrual and our financial results.

Further, with respect to our responses to the comments contained in this letter, the Company acknowledges as requested in your letter the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filling;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal security laws of the United States.

Sincerely,

/s/ Eric L. Hausler
Eric L. Hausler
Chief Financial Officer